Karen E. Deschaine	VIA EDGAR
+1 858 550 6088
kdeschaine@cooley.com

September 14, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Courtney Lindsay, Celeste M. Murphy, Tracie Mariner, and Kevin Vaughn

Re:	Metacrine, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 9, 2020
File No. 333-248292

Dear Mr. Lindsay:

On behalf of our client, Metacrine, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 9, 2020. Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Registration Statement on Form S-1

Exhibits

1.

Please revise your legal opinion to reflect the number of shares listed in your registration statement. We note, in this regard, that your registration statement references an offering of 6,540,00 shares whereas your legal opinion discusses up to 6,450,000 shares.

Response: The legal opinion has been updated to reference up to 7,521,000 shares of common stock of the Company, including 981,000 shares that may be sold pursuant to the exercise of an option to purchase additional shares.

*            *            *

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6088.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange Commission

September 14, 2020

Page Two

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Preston Klassen, M.D., MHS, Metacrine, Inc.
Cheston J. Larson, Latham & Watkins LLP

233849043 v1

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com